Mail Stop 6010

February 20, 2007

Mr. John K. Bakewell
Executive Vice President and Chief Financial Officer
Wright Medical Group, Inc.
5677 Airline Road
Arlington, TN 38002

        RE: **Wright Medical Group, Inc.**
                   Form 10-K for the year ended December 31, 2005
                   Filed March 1, 2006
                   File No. 0-32883

Dear Mr. Bakewell:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Martin F. James
                                    Senior Assistant Chief Accountant